Correspondence

Mary J. Mullany Tel: 215.864.8631 Fax: 215.864.8999 mullany@ballardspahr.com

March 20, 2015

By Electronic Filing
United States Securities and Exchange Commission 100 F Street N.E. Washington D.C. 20549 Attn: John Reynolds
Re:	OpGen, Inc. Registration Statement on Form S-1 Filed March 3, 2015 File No. 333-202478
Ladies and Gentlemen:
We are providing this response letter on behalf of OpGen, Inc. (the "Company") with respect to the Staff's comment letter dated March 13, 2015, regarding the above referenced Registration Statement on Form S-1 (File No. 333-202478), filed on March 3, 2015 (the "Registration Statement").  We are concurrently filing via EDGAR this letter and Amendment No. 1 to the Registration Statement. For your convenience, the Staff's comments have been reproduced below, followed by the Company's response. Except for page references appearing in the headings and Staff comments below (which are references to the Registration Statement filed on March 3, 2015), all page references herein correspond to the page of the revised Registration Statement.
The Offering, page 10
1.
We note that the number of shares of your common stock to be outstanding after the offering excludes up to 1,500,000 shares of common stock reserved for future issuance upon the conversion of your 2015 convertible notes. We further note that your pro forma financial information on pages 11-12 also does not include the 1,500,000 shares of common stock that may be issued upon the conversion of the 2015 convertible notes. Please tell us why you have excluded these shares.

RESPONSE:
We respectfully advise the Staff that share amounts are presented in the Registration Statement as of December 31, 2014, which is the most recent balance sheet date for financial information included in the Registration Statement.  The initial issuance of the 2015 convertible notes did not occur until February 2015.  Accordingly, shares of common stock issuable upon conversion of the 2015 convertible notes are not included in outstanding share amounts as of December 31, 2014 disclosed in the Registration Statement.

United States Securities and Exchange Commission
March 20, 2015

We note that we have included clear disclosure throughout the Registration Statement, including in the disclosure at the end of the offering summary on page 7 and in footnote disclosure to the Summary Financial Data table on page 9, indicating that shares of common stock issuable upon conversion of the 2015 Convertible Notes are not included in the share amounts presented in the Registration Statement.
In addition, we note that the issuance of the 2015 convertible notes is not otherwise reflected in the financial information disclosed in the Registration Statement and believe that the inclusion of shares of common stock issuable upon conversion of the 2015 Convertible Notes may result in an inconsistent presentation that may be confusing or misleading to investors in the offering.
Capitalization, page 40
2.
We note your disclosure on page 107 of the underwriters' warrants that you have agreed to pay the underwriters. To the extent applicable, please disclose that your capitalization and dilution tables exclude the shares issuable upon exercise of the underwriters' warrants to be issued in connection with this offering.

RESPONSE:	We have revised the disclosure on pages 37 and 39 with respect to the share information, as adjusted to reflect the offering, to indicate that the shares issuable upon exercise of the underwriters' warrants to be issued in connection with the offering have been excluded from the information presented in the capitalization and dilution tables included in the revised Registration Statement. In addition, we have revised the disclosure on page 7 to indicate that the shares outstanding as presented in the revised Registration Statement exclude shares issuable upon the exercise of the underwriters' warrants to be issued in connection with the offering. In each such reference we have left blank the number of shares underlying such warrants, as that number is not determinable at this time.
Liquidity and Capital Resources, page 48
3.
We note the revised disclosure on page 48, including the statement that you believe cash will be sufficient to fund operations through the second quarter. Please disclose the operational impact in the event you are unable to secure funding at that time.

RESPONSE:	We note that in the paragraph referenced the Company discloses that the funds from existing financings will not be sufficient to fund operations through the second quarter. We have revised the disclosure in the third paragraph under "Liquidity and Capital Resources" on page 45 to add to disclosure regarding the impact on operations if the Company is unable to secure additional funding.

United States Securities and Exchange Commission
March 20, 2015

Business
4.
We note your response to prior comment 1. We also note the revised disclosure on pages 2 and 52 regarding the "early look 'Partner-Pilot-Program' described in 'Business.'" Please revise to further clarify the material phases and requirements for moving from a pilot program to a revenue generating relationship.

RESPONSE:	We have revised the disclosure on pages 49 and 58 to further clarify the manner in which a partner transitions from a member of the pilot program to a revenue generating relationship.
Executive Compensation, page 84
5.	We note that you removed the 2012 fiscal year end compensation. Please add back such compensation.
RESPONSE:	We have revised the disclosure in the Executive Compensation section in the revised Registration Statement to include 2012 fiscal year end compensation for the named executive officers.
Notes to Financial Statements, page F-7
Note 6 – Redeemable Convertible Preferred Stock, page F-16
6.
Please provide us with a detailed analysis as to what consideration was given to recording a beneficial conversion feature for the Series A Redeemable Convertible Preferred Stock sold in 2014 (page F-16), the 2014 convertible notes (page F-19) and 2015 convertible notes (page F-27). Please note that we may also have additional comments on your accounting for beneficial conversion features once you have disclosed an estimated offering price.

RESPONSE:	We respectfully advise the Staff that the Company has previously assessed the proper accounting for the Series A Redeemable Convertible Preferred Stock (the "Series A Preferred Stock") and the convertible notes issued in 2014, and has considered the appropriateness of a beneficial conversion feature. In each case, the Company has determined that the initial "effective conversion price" for the common or preferred shares underlying the conversion option is not less than the estimated fair value of the underlying shares at the commitment date.
The Company is still considering the appropriate accounting treatment with respect to the 2015 convertible notes which were issued during the Company's current fiscal quarter in February 2015 and March 2015.  The Company acknowledges that the Staff may have additional comments on its accounting for beneficial conversion features once it has disclosed an estimated offering price.

United States Securities and Exchange Commission
March 20, 2015

Set forth below is a detailed analysis regarding the consideration given by the Company to recording a beneficial conversion feature for the Series A Preferred Stock, the 2014 convertible notes and the 2015 convertible notes.
Series A Preferred Stock
The Company issued 1,405,096 shares of Series A Preferred Stock on February 19, 2014 for gross proceeds of $1,405,096 and an additional 594,094 shares of Series A Preferred Stock on April 2, 2014 for gross proceeds of $594,094.  The April 2014 issuance reflected a second closing of the offering commenced in February 2014 and represented satisfaction of the participation rights offered to existing holders of the Series A Preferred Stock under the Third Amended and Restated Investors' Rights Agreement between the Company and the investors party thereto.  The issuances of Series A Preferred Stock did not contain detachable stock purchase warrants or any other security (other than the Series A Preferred Stock).  The Series A Preferred Stock is convertible into shares of common stock at the option of the holder at a conversion price equal to $1.00, subject to both standard (stock dividends, stock splits, recapitalization, etc.) and non-standard (down-round protection) anti-dilution provisions.  The non-standard anti-dilution provisions did not result in liability classification of the embedded conversion option under ASC 480 because those features were considered not to be predominant.  Further, the Company determined that the embedded conversion option was not required to be bifurcated and separately accounted for since it was not considered a stand-alone derivative under ASC 815; this conclusion will be reassessed once the Company's shares become freely tradable. The Series A Preferred Stock automatically converts into common stock in the event of a QPO, which is defined in the Company's Ninth Amended and Restated Certificate of Incorporation as a public offering of common shares for at least $4.00 per share raising at least $30 million of proceeds (net of underwriting discounts and commissions) for the Company.
In connection with the issuance of shares of Series A Preferred Stock in February 2014 and April 2014, the Company assessed whether an immediate beneficial conversion feature existed and whether there was a contingent beneficial conversion feature with respect to the Series A Preferred Stock.  Pursuant to ASC 470-20, a beneficial conversion feature exists when convertible instruments are issued with an initial "effective conversion price" that is less than the fair value of the underlying stock.  In the case of the Series A Preferred Stock, the initial conversion price equaled $1.00 per share and because there was no discount recognized upon issuance, the initial conversion price is also the initial "effective conversion price."  The Company determined that the initial effective conversion price for the common stock underlying the conversion option was not less than the fair value of the common stock as of each respective date of issuance of shares of Series A Preferred Stock since the initial effective conversion price of $1.00 per share is based on a 1:1 conversion ratio (i.e., the conversion price for the common stock equals the fair value of the Series A Preferred Stock due to the 1:1 conversion ratio) and the Series A Preferred Stock contains unique rights and preferences not inherent in the common stock.  In addition, the initial effective conversion price was also significantly in excess of the fair value of the Company's common stock as determined by an independent valuation as of April 1, 2014.  Accordingly, the Company concluded that no beneficial conversion feature existed at the time of issuance of the Series A Preferred Stock.

United States Securities and Exchange Commission
March 20, 2015

2014 convertible notes
The 2014 convertible notes were issued on July 11, 2014 for total gross proceeds of $1,079,917.  Additional 2014 convertible notes were issued on August 8, 2014 and September 23, 2014 as a result of existing participation rights, providing total gross proceeds to the Company for all tranches of $1.5 million.  The 2014 convertible notes are convertible at the option of the holders in whole (but not in part) at any time and upon a change in control.  If the 2014 convertible notes are converted at the option of the holder, then the 2014 convertible notes are convertible into either (i) Series A Preferred Stock with a conversion price of $1.00 per share or (ii) shares of the security issued in a Qualified Financing (as defined below) at a conversion price equal to 75% of the price per share paid by investors in the Qualified Financing.  In addition, the 2014 convertible notes are convertible at the option of the Company in the event of a "Qualified Financing" in which the Company issues at least $5 million of equity securities (not including the issuance of equity securities in connection with the conversion of the 2014 convertible notes).   If the 2014 convertible notes are converted at the option of the Company, then the 2014 convertible notes are convertible into shares of the security issued in the Qualified Financing at the price per share paid by investors in the Qualified Financing.
In connection with the issuance of the 2014 convertible notes in July 2014, August 2014 and September 2014, the Company assessed whether an immediate beneficial conversion feature existed and whether there was a contingent beneficial conversion feature with respect to the 2014 convertible notes.  The Company determined that the initial "effective conversion price" of the 2014 convertible notes of $1.00 per share of Series A Preferred Stock was not less than the fair value of the Series A Preferred Stock as of each respective date of issuance of shares of 2014 convertible notes since the estimated fair value of the Series A Preferred Stock was determined to be $1.00 per share (the price paid for Series A Preferred Stock in recent third party sales).  In addition, since the Series A Preferred Stock is convertible into common stock, the Company also determined that the initial effective conversion price was not less than the fair value of the ultimate underlying common stock since (i) the initial effective conversion price of $1.00 per share is based on a 1:1 conversion and the Series A Preferred Stock contains unique rights and preferences not inherent in the common stock and (ii) the initial effective conversion price was significantly in excess of the fair value of the Company's common stock as determined by an independent valuation as of December 1, 2014 . Accordingly, the Company believes that no beneficial conversion feature existed at the time of issuance of the 2014 convertible notes.
Upon the occurrence of a Qualified Financing, the 2014 convertible notes convert into shares of the same security issued in the Qualified Financing. In the event of such conversion, holders of the 2014 convertible notes will be entitled to receive a number of shares determined by dividing the applicable convertible note balance as of the conversion date by an amount equal to the share price as provided by the conversion terms. When the triggering event forcing conversion occurs, and both the price and number of shares are known, a contingent beneficial conversion feature will be recognized, representing the difference between the effective conversion price and the value of the new shares.  The beneficial conversion feature will be recorded in earnings at that time, with a corresponding adjustment to additional paid-capital.

United States Securities and Exchange Commission
March 20, 2015

2015 Convertible Notes
The 2015 convertible notes were issued in two tranches with an aggregate amount of $1,243,999 issued in February 2015, and an additional aggregate amount of $256,001 issued in March 2015, providing total gross proceeds to the Company for all tranches of $1.5 million. The 2015 convertible notes were issued with detachable stock purchase warrants.  When the second tranche of 2015 convertible notes was issued in March 2015, the Company amended the conversion option contained in the notes.  The 2015 convertible notes, as amended, are convertible at the option of the holder in whole (but not in part) into (i) shares of Series A Preferred Stock at a conversion rate of 1.25 shares of Series A Preferred Stock for each $1.00 of principal amount of a note (i.e. at an $0.80 per share conversion price) if no initial public offering has occurred at the time of conversion or (ii) into one share of common stock for each $1.00 of principal amount of a note (i.e. at a $1.00 per share conversion price) if an IPO has occurred at the time of conversion.
The Company respectfully advises the Staff that the 2015 convertible notes were issued during the Company's current fiscal quarter and the Company is still assessing the appropriate accounting treatment for the 2015 convertible notes, including whether a beneficial conversion feature exists with respect to the 2015 convertible notes.  However, as of the date of this letter, the Company believes that the "effective conversion price" of the 2015 convertible notes (calculated after giving effect to the discount created by any fair value allocated to the detachable warrants) is likely to be less than the fair value of the underlying securities at the time of issuance of each tranche of the 2015 convertible notes.  As a result, the Company initially believes that a beneficial conversion feature likely exists with respect to the 2015 convertible notes.
Note 8 – Shares and Share-Based Compensation, page F-20
Stock Options, page F-20
7.
We note on page F-21 that on October 23, 2014 the Company's Board of Directors approved grants of stock options to acquire 862,500 shares of common stock under the 2008 Plan, contingent upon obtaining and approving an independent valuation of the fair value of the Company's common stock. We further note on page 89 that Dr. McCarthy received a stock option to acquire 15,000 shares of common stock on October 23, 2014, and the exercise price was $0.61 per share. Please confirm our understanding that the grant date for these options was October 23, 2014 and, if so, explain to us why you have not included these options in your 2014 financial statement disclosures or recognized stock-based compensation expense related to them in fiscal 2014.

United States Securities and Exchange Commission
March 20, 2015

RESPONSE:	The Company respectfully advises the Staff that its board of directors (the "Board") granted stock options to acquire 852,000 shares of common stock under the 2008 Plan on October 23, 2014. However, the stock options granted on October 23, 2014, were granted by the Board subject to the Company obtaining an independent "409(A) valuation" and the Board approving such valuation. The valuation was obtained, and approved by the Board, on February 5, 2015 (with a valuation date of December 1, 2014). Because on the October 23, 2014 "board grant date" the strike price was not known and the recipients were not made aware of the key terms of the pending award (i.e., the employer and employees did not have a mutual understanding of the key terms and conditions of the arrangement), the recipients were deemed not to "be impacted from" increases or decreases in stock price and therefore there is no "accounting grant date." Since the stock price was not known until February 5, 2015 when the valuation was finalized and approved, February 5, 2015 was determined to be the "accounting grant date." In addition, the Company considered whether it was appropriate to recognize compensation expense for the October 23, 2014 grants prior to the accounting grant date. The Company determined that the "service inception date" for the October 23, 2014 grants did not precede its "accounting grant date" because all the criteria in ASC 718-10-35-55-108 were not met. Stock compensation for the October 23, 2014 awards was recognized beginning on February 5, 2015, using the estimated fair value of the awards as of that date.
8.
Please note that we may also have additional comments on your accounting for stock compensation once you have disclosed an estimated offering price. In this regard, we may ask you to explain the reasons for valuations of equity issuances that appear unusual (e.g., unusually steep increases in the fair value of the underlying shares leading up to the IPO).

RESPONSE:	We acknowledge that the Staff may have additional comments with respect to the foregoing. When we have more information with respect to an anticipated price range we will communicate with the Staff.
Exhibits
9.	Please file the form of charter documents to be in effect after the offering.
RESPONSE:	We do not believe we have sufficient information regarding the price range and number of shares to be issued in the offering to finalize the form of charter at this time. We confirm that we will file the form of Tenth Amended and Restated Certificate of Incorporation as an exhibit to a subsequent amendment to the Registration Statement.
10.	We note the following schedule to Exhibit 10.9: "Form of Amended and Restated Intercreditor Agreement." Please advise us of the intended parties to and purposes of the agreement.

United States Securities and Exchange Commission
March 20, 2015

RESPONSE:	In response to the Staff's comment, we have revised the disclosure on page 89 to describe the terms of the Amended and Restated Intercreditor Agreement. In addition, we have filed the Amended and Restated Intercreditor Agreement and the form of security agreement with respect to the outstanding 2014 convertible notes, outstanding demand notes and the outstanding 2015 convertible notes as exhibits to the revised Registration Statement.
C. Eric Winzer, the CFO of the Company (240-813-1273) or Mary Mullany at Ballard Spahr LLP (215-864-8631) are available to answer questions you may have about our responses.
Very truly yours,

/s/ Mary J. Mullany

 Mary J. Mullany
MJM/seh
cc:	Evan Jones C. Eric Winzer Hillary Daniels John Archfield James Lopez Brian McAllister